

Mail Stop 6010

May 1, 2008

Mr. Dorothy M. Cipolla
Chief Financial Officer
Lightpath Technologies, Inc.
2603 Challenger Tech Court, Suite 100
Orlando, FL 32826

      RE: **Lightpath Technologies, Inc.**
               Form 10-K for the fiscal year ended June 30, 2007
               Filed October 1, 2007
               File No. 0-27548

Dear Ms. Cipolla:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2007

Management's Annual Report on Internal Control over Financial Reporting, page 35

1.   We note that you identified material weaknesses in your internal controls that resulted in "material adjustments" to your inventory and accrued liability accounts. Please describe to us in greater detail the nature of these "out of period" adjustments and indicate the periods effected. Your response should quantify the adjustment and clearly indicate the impact the adjustment had on the financial statements in the period in which the adjustment was made and the impact it would have had if made in the proper period. Please refer to SAB 108 and SFAS 154 in your response.

Notes to Consolidated Financial Statements, page F-8

Note 2 Summary of Significant Accounting Policies, page F-8

Revenue, page F-9

2.   We note that you use the word generally when describing your revenue accounting policy. Please tell us and revise in future filings to include clear descriptions of your accounting policies which set forth the accounting you follow for each type of transaction you undertake, including those transactions you may not encounter frequently.

Note 17. Fourth Quarter Adjustment, page F-21

3.   Please tell us more about the fourth quarter 2007 adjustment that you recorded to write-off obsolete inventory. We note that the adjustment relates to a charge in fiscal 2006 that was incorrectly recorded back into inventory during the quarter ended September 30, 2006. Clearly indicate the impact the adjustment had on the financial statements in the period in which the adjustment was made and the impact it would have had on the financial statements if made in the proper period. Please refer to SAB 108 and SFAS 154 in your response.

Certifications

4.   We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. For example, the certifying officer's title should not follow the name in the first sentence. The required certifications must be in the exact form

prescribed; the wording of the required certifications may not be changed in any respect, except as otherwise indicated in Commission statements or staff interpretations. Please refer to Section III of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please revise in future filings as appropriate.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Dorothy M. Cipolla
Lightpath Technologies, Inc.
May 1, 2008
Page 4

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Accounting Branch Chief